July 12, 2011

Sherry Haywood
Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Renewable Fuel Corp (the “Company” or “Issuer”)
Registration Statement on Form S-1
File No. 333-170542

Dear Ms. Haywood:

Enclosed is a supplemental Part 2 to Pre-Effective Amendment Two to the above Registration Statement.  To further respond to comment 7 of your letter dated February 28, 2011 we have included a complete copy of a third party valuation report from an appraisal conducted in November 2008 as Exhibit 10.31 for your review.

Please advise if any further information is required by the Securities and Exchange Commission to complete your review.

Sincerely,

/s/ William Van Vliet
Chairman and CEO

Cc: Michael Williams, Esq